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                                                                     EXHIBIT 4.5

                             DELTA AIR LINES, INC.
                       NON-EMPLOYEE DIRECTORS' STOCK PLAN



SECTION 1.  Purpose.

The purpose of the Delta Air Lines, Inc. Non-employee Directors' Stock Plan (the "Plan") is to further strengthen the alignment of interests between members of the Board of Directors (the "Board") of Delta Air Lines, Inc. (the "Company") who are not employees of the Company (the "Participants") and the Company's stockholders through the increased ownership by Participants of shares of the Company's common stock ("Common Stock"). This will be accomplished by allowing Participants to elect voluntarily to receive all or a portion of their fees for services as a member of the Board in shares of Common Stock.


SECTION 2.  Administration.

The Plan shall be administered by a committee (the "Committee") of three or more individuals appointed by the Board to administer the Plan. The members of the Committee must be members of, and shall serve at the discretion of, the Board. The members of the Committee shall be "disinterested persons" as defined in Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Act"), or any successor rule or definition adopted by the Securities and Exchange Commission ("Rule 16b-3"), if, in the opinion of counsel for the Company, the absence of "disinterested" administrators would adversely impact the availability of the exemption from Section 16(b) of the Act provided by Rule 16b-3 for any Participant's acquisition of Common Stock under the Plan. The Plan shall initially be administered by the Personnel, Compensation & Nominating Committee of the Board.

Subject to the provisions of the Plan, the Committee shall have sole and complete authority to construe and interpret the Plan; to establish, amend and rescind appropriate rules and regulations relating to the Plan; to administer the Plan; and to take all such steps and make all such determinations in connection with the Plan as it may deem necessary or advisable to carry out the provisions and intent of the Plan. All determinations of the Committee shall be by a majority of its members, and its determinations shall be final and conclusive for all purposes and upon all persons, including, but without limitation, the Company, the Committee, the Participants and their respective successors in interest.


SECTION 3.  Eligibility and Participation.

Participation in the Plan shall be limited to members of the Board who are not employees of the Company.





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A Participant may elect to receive all or a portion of his or her fees for services as a member of the Board in shares of Common Stock. These fees include, without limitation, the annual retainer, the committee chairperson retainer and any meeting fees for attendance at meetings of the Board and its committees.

A Participant may join the Plan by providing the Company with written notice of his election to participate and the portion and components of his fees for services as a member of the Board that he wishes to receive in shares of Common Stock. This notice shall be effective when received by the Company unless, in the opinion of counsel for the Company, such an effective date would adversely impact the availability of the exemption from Section 16(b) of the Act provided by Rule 16b-3 for any of the Participant's acquisitions of Common Stock under the Plan, in which event the election shall be effective six months after it is received by the Company.

A Participant's election to join the Plan shall be irrevocable. Notwithstanding the preceding sentence, a Participant may revoke or change any election by means of a subsequent election in writing that takes effect six months after the subsequent election is received by the Company if, in the opinion of counsel for the Company, such a subsequent election would not adversely impact the availability of the exemption from Section 16(b) of the Act provided by Rule 16b-3 for any of the Participant's acquisitions of Common Stock under the Plan.


SECTION 4.  Common Stock Subject to the Plan.

The total number of shares of Common Stock reserved and available for distribution under the Plan shall be 250,000, subject to adjustment as herein provided. Common Stock issued under the Plan may be either authorized and unissued shares or treasury shares.

In the event of any merger, reorganization, consolidation, recapitalization, Common Stock dividend, Common Stock split or other change in corporate structure affecting the Common Stock, the Committee, in its sole discretion, shall make such modifications, substitutions or adjustments as it deems necessary to reflect such change so as to prevent the dilution or enlargement of rights, including, but not limited to, modifications, substitutions or adjustments in the aggregate number of shares reserved for issuance under the Plan.


SECTION 5.  Issuance of Shares.

The number of shares to be received by a Participant under the Plan shall be based on the closing price of the Common Stock on the New York Stock Exchange ("NYSE") on the date the Participant's fees for serving as a member of the Board would otherwise have been paid or, if there is no such closing price on such day, at the closing price of the Common Stock on the NYSE on the next preceding business day.





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All shares issued under the Plan, including fractional shares, shall be held in a book-entry account with the Company's transfer agent unless the Committee designates another person to act in that capacity. Participants may in the alternative elect to receive a stock certificate representing the number of whole shares acquired by notifying the Corporate Secretary of the Company in writing. The Company will make a cash payment to the Participant for any fractional share in lieu of issuing a stock certificate at a price equal to the closing price of the Common Stock on the NYSE on the date the election to receive a stock certificate is received by the Corporate Secretary (or, if there is no closing price of the Common Stock on the NYSE on such date, the closing price of the Common Stock on the NYSE on the next preceding business day), multiplied by such fraction.

Common Stock acquired under this Plan shall be subject to such other conditions and restrictions, if any, as the Committee may determine.


SECTION 6.  Additional Provisions.

A. The Board or the Committee may, at any time, amend, alter or discontinue the Plan, but no amendment, alteration or discontinuance shall be made which would impair the rights of a Participant with respect to shares of Common Stock theretofore distributed to such Participant under the Plan, without the Participant's consent, or which, without the approval of the Company's stockholders, would cause the Plan not to continue to comply with Rule 16b-3.

B. With respect to persons subject to Section 16 of the Act, transactions under this Plan are intended to comply with all applicable conditions of Rule 16b-3 regardless of whether such conditions are set forth in the Plan. To the extent any provision of the Plan or action by the Committee fails to so comply, it shall be deemed null and void, to the extent permitted by law and deemed advisable by the Committee.

C. Every recipient of shares pursuant to this Plan shall be bound by the terms and provisions of this Plan, and the acceptance of any transfer of shares pursuant to this Plan shall constitute a binding agreement between the recipient and the Company.


SECTION 7.  Duration of the Plan.

The Plan shall become effective as of January 1, 1996, subject to the approval of the Plan by the affirmative votes of a majority of the votes entitled to be cast by the holders of all securities of the Company present, or represented, and entitled to vote at the Company's 1995 annual meeting of stockholders. The Plan will terminate on December 31, 2005 unless an earlier termination date is fixed by the Board or the Committee, provided that no such termination shall affect the prior rights under the Plan of anyone to whom shares have been transferred prior to such termination.





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